UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42717

Blue Gold Limited

(Registrant’s Name)

Mourant Governance Services (Cayman) Limited,

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands.

(Address of principal executive offices)

Andrew Cavaghan

Tel. No: +44 (0) 7487 799481

Email: info@bluegoldmine.com

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On August 29, 2025, Blue Gold Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the buyer signatory thereto (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, for an aggregate purchase price of $5,000,000: (i) an aggregate principal amount of up to $5,434,783 in Senior Convertible Notes (the “Notes”), convertible into Class A ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”), and (ii) warrants to purchase up to 215,299 Ordinary Shares (the “Warrants”). The Notes were issued, and will be issued, in two tranches, as follows: (a) at the initial closing on September 3, 2025, for a purchase price of $3,500,000, the Company issued (1) a Note in the original principal amount of $3,804,348, reflecting an 8% original issue discount (the “Initial Note”), and (2) a Warrant to purchase up to 150,709 Ordinary Shares (the “Initial Warrant”), and (b) at an additional closing, subject to the satisfaction or waiver of customary and standard conditions set forth in the Purchas Agreement, for a purchase price of $1,500,000, the Company will issue (1) a Note in the original principal amount of $1,630,435, reflecting an 8% original issue discount (the “Additional Note”), and (2) a Warrant to purchase up to 64,590 Ordinary Shares (the “Additional Warrant”). The Purchase Agreement contains customary representations and warranties of the Company and the Buyer. In addition, the Purchase Agreement contains customary covenants on the part of the Company.

The Purchase Agreement also obligates the Company to indemnify the Buyer for certain losses including those resulting from (i) any misrepresentation or breach of any representation or warranty made by the Company or any subsidiary in any of the Transaction Documents (as defined in the Purchase Agreement), (ii) any breach of any covenant, agreement or obligation of the Company or any subsidiary contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any subsidiary) or which otherwise involves such indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the securities, (C) any disclosure properly made by such Buyer, or (D) the status of such Buyer or holder of the securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief).

Description of the Secured Convertible Note

The Initial Note issued in the principal amount of $3,804,348 matures on September 3, 2026. The Notes are convertible into Ordinary Shares (such shares, the “Note Shares”) at an initial conversion price per share of $13.51, subject to adjustment as provided therein. The Notes shall bear interest at the rate of 7% per annum, except upon the occurrence of an event of default, in which case the Notes shall bear interest at a rate of 12% per annum of the then-outstanding principal amount.

The Note also contains certain negative covenants, including prohibitions on the incurrence of indebtedness, liens, restrictions on redemption and cash dividends, restrictions on the transfer of assets and changes in the nature of business. The Note contains standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the Note, existence of an invalidity or unenforceability under any of the Transaction Documents (as defined in the Note), the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company.

Description of the Warrants

The Warrants are exercisable for up to an aggregate of 215,299 Ordinary Shares (the “Warrant Shares”) at a price of $16.88 per share (the “Warrant Exercise Price”). The first Warrants were issued at the initial closing for 150,709 Warrants Shares. The first Warrants may be exercised during the period commencing September 3, 2025 and ending September 3, 2030. The Warrant Exercise Price is subject to customary adjustments for stock dividends, stock splits, issuances of additional Ordinary Shares and the like.

Pursuant to the terms of the Note and the Warrants, the Company shall not effect a conversion of any portion of the Note or an exercise of the Warrants, to the extent that after giving effect to such conversion or exercise, as applicable, the Buyer would beneficially own in excess of 4.99% (or, at the option of the Buyer, 9.99%) of the Ordinary Shares outstanding immediately after giving effect to such conversion.

The Notes, the Note Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and the Initial Note and Initial Warrant were issued and sold in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Note, the Note Shares, the Warrants and the Warrant Shares may not be offered or sold in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Registration Rights Agreement

On August 29, 2025, the Company entered into a registration rights agreement with the Buyer (the “Registration Rights Agreement”), which provides, subject to certain limitations, the Buyer with certain registration rights for the Note Shares and the Warrant Shares. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) within 30 days after the date of the Registration Rights Agreement to register the resale of the Note Shares and the Warrant Shares and cause such registration statement to be effective within 60 days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 days after such notification.

The foregoing summary of the Purchase Agreement, the Note, the Warrants and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Note, the Warrants and the Registration Rights Agreement, the forms of which are filed with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 10.1, 4.1, 4.2 and 10.2 respectively, and are incorporated herein by reference.

ELOC Ordinary Share Purchase Agreement

On August 29, 2025, the Company entered into an Ordinary Share Purchase Agreement (the “ELOC SPA”) with another accredited investor (the “Investor”), pursuant to which the Investor committed to purchase, subject to certain conditions and limitations, up to $75,000,000 (the “Total Commitment”) in newly issued Ordinary Shares (collectively, the “VWAP Purchase Shares”). The ELOC SPA will terminate automatically on the earliest of (i) October 1, 2027, (ii) the date on which the Investor has paid the full Total Commitment for VWAP Purchase Shares under the ELOC SPA, (iii) the date on which the Ordinary Shares shall have failed to be listed or quoted on the Trading Market (as defined in the ELOC SPA) or any Eligible Market (as defined in the ELOC SPA), (iv) the thirtieth (30th) trading day following the date on which, pursuant to or within the meaning of any bankruptcy law, the Company commences a voluntary case or any person commences a proceeding against the Company, in each case that is not discharged or dismissed prior to such thirtieth (30th) Trading Day, and (v) the date on which, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors. The ELOC SPA may also be terminated by the Company upon five trading days’ prior written notice to the Investor.

Upon the terms and subject to the conditions of the ELOC SPA, at any time until the ELOC SPA is terminated, the Company, in its sole discretion, has the right, but not the obligation, to issue and sell to the Investor, and the Investor must subscribe for and purchase from the Company, VWAP Purchase Shares by the delivery by the Company to the Investor of irrevocable written notices (the “VWAP Purchase Notices”) directing the Investor to purchase a number of VWAP Purchase Shares, on the following terms:

The Company must, in its sole discretion, select the number of VWAP Purchase Shares, not to exceed the VWAP Purchase Maximum Amount (as defined below), it desires to issue and sell to the Investor in each VWAP Purchase Notice and the time it desires to deliver each written notice to the Investor setting forth the number of VWAP Purchase Shares that the Company desires to issue and sell to the Investor (each such purchase, a “VWAP Purchase”).

“VWAP Purchase Maximum Amount” means, with respect to a VWAP Purchase, such number of Ordinary Shares equal to the lower of: (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Ordinary Shares on the Trading Market on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.40; and (ii) the quotient obtained by dividing (A) $3,000,000, by (B) the VWAP (as defined below) on the VWAP Purchase Exercise Date (as defined in the ELOC SPA); provided however, that the Investor may waive this limit if a Form F-3 is being used to register the Registrable Securities (as defined in the ELOC RRA).

“VWAP” means, for the Ordinary Shares as of any Trading Day, the dollar volume-weighted average price for the Ordinary Shares on the Trading Market during the period beginning at 9:30:01 a.m., New York City time, or such other time publicly announced by the Trading Market as the official open of trading on the Trading Market on such Trading Day, and ending at 4:00 p.m., New York City time, or such other time publicly announced by the Trading Market as the official close of trading on the Trading Market on such Trading Day, as reported by Bloomberg through its “AQR” function. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

The purchase price per VWAP Purchase Share shall be obtained by multiplying (i) the lowest daily VWAP during the applicable VWAP Purchase Valuation Period (as defined in the ELOC SPA) for such VWAP Purchase by (ii) 0.97 (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period); provided however, that the Investor and the Company can mutually agree to use a different price if a Form F-3 is being used to register the Registrable Securities.

The Company shall not effect sale of VWAP Purchase Shares to the extent that after giving effect to such sale the Investor would beneficially own in excess of 4.99% (or, at the option of the Investor, 9.99%) of the Ordinary Shares outstanding immediately after giving effect to such conversion.

The ELOC SPA contains customary representations, warranties, agreements and conditions, indemnification rights and obligations of the parties.

Pursuant to the ELOC SPA, in consideration for the Investor’s execution and delivery of the ELOC SPA, the Company issued to the Investor 69,419 Ordinary Shares (the “Commitment Shares”).

The offers and sales of the VWAP Purchase Shares and the Commitment Shares issuable under the ELOC SPA will be and were made in a private placement in reliance on an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, and applicable state securities laws. The Company plans to file with the SEC a registration statement relating to the resale of the VWAP Purchase Shares and the Commitment Shares issuable under the ELOC SPA. The Company cannot draw on the ELOC SPA, and the VWAP Purchase Shares and the Commitment Shares may not be sold nor may offers to buy be accepted, prior to the time that the registration statement covering the resale of the VWAP Purchase Shares and the Commitment Shares is declared effective by the SEC.

ELOC Registration Rights Agreement

On August 29, 2025, the Company also entered into a registration rights agreement with the Investor with respect to the resale of the VWAP Purchase Shares and the Commitment Shares issuable pursuant to the ELOC SPA (the “ELOC RRA”). The ELOC RRA requires the Company to prepare and file a registration statement with the SEC within 30 days after the date of the ELOC RRA to register the resale of the VWAP Purchase Shares and the Commitment Shares and cause such registration statement to be effective within 60 days after the date of the ELOC RRA, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 days after such notification.

The foregoing summary of the ELOC SPA and ELOC RRA does not purport to be complete and is qualified in its entirety by reference to the ELOC SPA and ELOC RRA, the forms of which are filed with this Form 6-K as Exhibit 10.3 and 10.4, respectively, and are incorporated herein by reference.

Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Form of Senior Convertible Note
4.2	Form of Warrant
10.1	Securities Purchase Agreement between Blue Gold Limited and Buyer, dated August 29, 2025
10.2	Form of Registration Rights Agreement between Blue Gold Limited and Buyer, dated August 29, 2025
10.3	Form of Equity Purchase Facility Agreement between Blue Gold Limited and Investor, dated August 29, 2025
10.4	Form of Registration Rights Agreement between Blue Gold Limited and Investor, dated August 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Gold Limited

Date: September 3, 2025	By:	/s/ Andrew Cavaghan
	Name:	Andrew Cavaghan
	Title:	Chief Executive Officer